UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission file number: 001-38773

CHINA SXT PHARMACEUTICALS, INC.

(Translation of registrant’s name into English )

178 Taidong Rd North, Taizhou

Jiangsu, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Entry into a Material Definitive Agreement.

On July 3, 2026, China SXT Pharmaceuticals Inc. (the “Company”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain institutional investor (the “Investor”). Pursuant to the Securities Purchase Agreement, the Company agreed to issue and sell to the Investor one or more pre-paid purchases (each, a “Pre-Paid Purchase” and collectively, the “Pre-Paid Purchases”) at an aggregate purchase price of up to $30,000,000 (the “Commitment Amount”) for the purchase of the Company’s Class A ordinary shares with no par value (the “Class A Shares”). The date of the issuance and sale of the initial Pre-Paid Purchase in the principal amount of $3,150,000, before deducting an original issue discount (the “OID”) of $150,000, pursuant to the Securities Purchase Agreement (the “Initial Pre-Paid Purchase”) is expected to be July 6, 2026 (the “Closing Date”). The proceeds from the Pre-Paid Purchases are expected to be used for working capital and other corporate purposes.

The Securities Purchase Agreement also provides subsequent closing for the Investor up to the Commitment Amount before the two-year period after the closing of the Initial Pre-Paid Purchase (the “Commitment Period”). Within the Commitment Period, subject to certain specified conditions, the Company may request the issuance of additional Pre-Paid Purchases to the Investor, with each purchase amount no less than $250,000, and no more than $3,000,000 or the unused portion of the Commitment Amount, which is the lesser. The OID for each subsequent Pre-Paid Purchase after the Initial Pre-Paid Purchase will be five percent (5%) of the amount set forth in the applicable Request (as defined in the Securities Purchase Agreement) and each subsequent Pre-Paid Purchase will accrue interest at the rate of seven percent (7%) per annum payable quarterly.

Pursuant to the Securities Purchase Agreement, the Company will file a registration statement on Form F-3 under the Securities Act of 1933, as amended (the “Securities Act”), to register the resale of the Class A Shares and any other Class A Shares issuable pursuant to the Pre-Paid Purchases within forty-five (45) days after the Closing Date.

Following the funding of each Pre-Paid Purchase, the Investor has the right, but not the obligation, to purchase from the Company its Class A Shares not exceeding (i) the outstanding balance of the funded amount, and (ii) 9.99% beneficial ownership of the Company’s outstanding Class A Shares. The purchase price of the Class A Shares will be the lower of: (a) the market closing price of the Class A Shares on the Nasdaq Capital Market on the date upon signing the Securities Purchase Agreement, multiplied by 50%, and (b) the lowest market closing price of the Class A Shares on the Nasdaq Capital Market during the One Hundred and Eighty (180) trading days immediately preceding the date of the applicable purchase notice date, multiplied by 50%, in each case rounded down to the nearest two (2) decimal places and subject to adjustment in the event of a stock split, stock dividend, recapitalization, or similar transaction, but not less than the floor price of $0.20 (the “Floor Price”).

The Securities Purchase Agreement contains customary representations, warranties, covenants, and closing conditions. In an event of default as specified in the Pre-Paid Purchase, the Investor may accelerate repayment, requiring the outstanding balance to become immediately due, with interest accruing at a rate of the lesser of eighteen percent (18%) per annum or the maximum rate permitted under applicable law.

In connection with the foregoing transactions (the “Offering”), on July 3, 2026, the Company entered into a placement agency agreement (the “Placement Agency Agreement”) with Univest Securities, LLC (“Univest”), pursuant to which Univest agreed to act as the exclusive placement agent in connection with the Offering.

As compensation to Univest, the Company agreed to pay Univest a cash fee equal to four and a half percent (4.5%) of the aggregate gross proceeds received by the Company from the sale of the securities in the Offering, a non-accountable expense reimbursement in an amount equal to half percent (0.5%) of the gross proceeds of the Offering, and reimbursement of reasonable travel and out-of-pocket expenses, including legal counsel fees and disbursements, in an amount not to exceed an aggregate of $50,000, subject to compliance with FINRA Rule 5110(f)(2)(D).

The offer and sale of these securities were not registered under the Securities Act, in reliance on an exemption from registration under Regulation D, promulgated under the Securities Act and the Company did not engage in any general solicitation in connection with such offer and sale.

The foregoing description of the Securities Purchase Agreement, the Placement Agency Agreement and the transactions contemplated thereby do not purport to be complete and are qualified in their entirety by reference to the full text of the Securities Purchase Agreement and the Placement Agency Agreement, which are filed as Exhibit 10.1 and 10.2 hereto, respectively, and incorporated by reference.

INCORPORATION BY REFERENCE

This Form 6-K and the exhibits thereto, including any amendment and report filed for the purpose of updating such document, shall be deemed to be incorporated by reference into each of i) the Company’s registration statement on Form S-8 (No. 333-286212) filed with the SEC on March 28, 2025 and (ii) the Company’s registration statement on Form F-3 (No. 333-291428) filed with the SEC on November 10, 2025 and to be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
10.1*^	Form of Securities Purchase Agreement, dated July 3, 2026, between China SXT Pharmaceuticals Inc. and certain institutional investor
10.2*	Placement Agency Agreement, dated July 3, 2026, between China SXT Pharmaceuticals Inc. and Univest Securities, LLC

*	Certain schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant hereby undertakes to furnish copies of any of the omitted schedules upon request by the Securities and Exchange Commission.
^	Certain portions of the exhibit have been omitted pursuant to Item 601(a)(6) of Regulation S-K. The registrant hereby agrees to furnish a copy of any omitted portion to the Securities and Exchange Commission upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 6, 2026

China SXT Pharmaceuticals, Inc.

By:	/s/ Feng Zhou
Name:	Feng Zhou
Title:	Co-Chief Executive Officer

By:	/s/ Simon Lim Sze Beng
Name:	Simon Lim Sze Beng
Title:	Co-Chief Executive Officer

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